Exhibit 99.1
Dole plc Reports Third Quarter 2022 Financial Results
DUBLIN – November 17, 2022 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three and nine months ended September 30, 2022.
Highlights for the three months ended September 30, 2022:
•Revenue of $2.3 billion
•Net Income of $46.6 million and Diluted EPS of $0.42
•Adjusted EBITDA1 of $73.0 million
•Adjusted Net Income1 of $13.5 million and Adjusted Diluted EPS1 of $0.14
Financial Highlights - Unaudited

	Three Months Ended
	September 30, 2022	September 30, 2021	September 30, 2021 Pro-forma[2]
Revenue - $’m	2,268	1,942	2,306
Net Income - $'m	46.6	(21.6)	35.9
Net Income attributable to Dole plc - $'m	39.8	(28.5)	28.6
Diluted EPS - $	0.42	(0.35)	0.30
Adjusted EBITDA - $’m1	73.0	54.9	58.1
Adjusted Net Income - $’m1	13.5	6.0	2.4
Adjusted Diluted EPS - $[1]	0.14	0.07	0.03

	Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2021 Pro-forma[2]
Revenue - $’m	6,873	4,203	7,034
Net Income - $'m	98.4	41.4	177.1
Net Income attributable to Dole plc - $'m	79.7	22.0	155.8
Diluted EPS - $	0.84	0.34	1.64
Adjusted EBITDA - $’m1	263.3	229.0	332.5
Adjusted Net Income - $’m1	83.0	73.1	127.7
Adjusted Diluted EPS - $[1]	0.87	1.13	1.34

1 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Adjusted Effective tax rate and Net Debt are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
2 This press release contains pro-forma financial information. The unaudited pro-forma consolidated financial statements for Dole plc illustrate the effects of the acquisition of Dole Food Company, Inc. ("DFC" or "Legacy Dole") by Total Produce ("TP") and the effects of the IPO and refinancing as if they had occurred on January 1, 2020. This is consistent with the pro-forma financial statements presented in the Form F-1 filed with the SEC at the time of the IPO.

Commenting on the results, Carl McCann, Executive Chairman said:
“We are pleased with the strong results delivered for the third quarter of 2022, which were significantly ahead of the prior year and ahead of our own expectations. The broad diversification of our product offering, and the wide geographic footprint of our vertically integrated business provides us with a strong foundation for continued growth.
As we move towards the end of the financial year, we are now targeting Adjusted EBITDA within our previously guided range but at the lower end.
Our talented and dedicated people are our greatest asset, and we thank them for their significant contributions during the past year.”
Revenue for the three months ended September 30, 2022 increased to $2.3 billion from $1.9 billion. The increase was primarily driven by the impact of revenue from Legacy Dole following the acquisition by Dole plc. Compared on a pro-forma basis, revenue decreased by 1.7%, or $38.5 million, primarily due to negative foreign currency translation movements of $136.8 million and a net unfavorable impact of $17.9 million from acquisitions and divestitures. On a like-for-like basis3, revenue increased 5.0%, or $116.2 million, with growth in all segments with the exception of Fresh Vegetables.
Adjusted EBITDA for the three months ended September 30, 2022 increased to $73.0 million. On a pro-forma comparative basis, Adjusted EBITDA increased 25.7%, or $14.9 million, primarily due to an increase in the Fresh Fruit segment as a result of higher pricing of bananas and strong performance in the commercial cargo business. These increases were offset by a negative impact of currency translation of $4.0 million, primarily on the reported results of the Diversified EMEA segment, and losses in the Fresh Vegetables and Diversified Americas segments.
Adjusted Net Income for the three months ended September 30, 2022 was $13.5 million, compared to $2.4 million on a pro-forma basis. The increases on a pro-forma comparative basis were predominantly due to the increases in Adjusted EBITDA noted above, offset by higher interest expense. Adjusted Diluted EPS for the three months ended September 30, 2022 was $0.14 compared to $0.03 for the pro-forma comparative three months ended September 30, 2021.
3 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.

Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	September 30, 2022		September 30, 2021 Pro-forma

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$751,348	$51,076	$672,737	$16,994
Diversified Fresh Produce - EMEA	759,964	31,616	877,423	35,851
Diversified Fresh Produce - Americas & ROW	479,839	(725)	453,704	4,280
Fresh Vegetables	306,843	(8,987)	323,772	925
Intersegment	(30,456)	—	(21,599)	—
Total	$2,267,538	$72,980	$2,306,037	$58,050

	Nine Months Ended
	September 30, 2022		September 30, 2021 Pro-forma

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$2,306,982	$170,942	$2,196,149	$194,307
Diversified Fresh Produce - EMEA	2,400,967	91,088	2,623,011	101,762
Diversified Fresh Produce - Americas & ROW	1,391,731	28,720	1,299,363	32,494
Fresh Vegetables	890,820	(27,420)	983,746	3,906
Intersegment	(117,845)	—	(68,077)	—
Total	$6,872,655	$263,330	$7,034,192	$332,469
Fresh Fruit
Revenue for the three months ended September 30, 2022 increased 11.7%, or $78.6 million, compared to pro-forma revenue for the three months ended September 30, 2021. Revenue was positively impacted by increased pricing worldwide for bananas, increased pricing in commercial cargo and higher volumes of bananas in North America, partially offset by lower volumes of bananas in Europe and Latin America.
Adjusted EBITDA for the three months ended September 30, 2022 increased 200.6%, or $34.1 million, compared to the prior year on a pro-forma basis. Adjusted EBITDA was positively impacted by higher pricing of bananas in core markets and strong performance in the commercial cargo business, partially offset by higher costs of ocean and inland freight, packaging, fertilizers and other materials.
Diversified Fresh Produce – EMEA
Revenue for the three months ended September 30, 2022 decreased 13.4%, or $117.5 million, compared to pro-forma revenue for the three months ended September 30, 2021. This was primarily driven by a negative translation impact on currency of $134.9 million due to the strengthening of the U.S. dollar in the quarter against the euro, Swedish krona, and sterling. In addition, there was a net unfavorable impact on revenue from divestitures and acquisitions of $17.9 million in the quarter. On a like-for-like basis, revenue increased 4.0%, or $35.3 million, across the business, driven by increased pricing.
Adjusted EBITDA for the three months ended September 30, 2022 decreased 11.8%, or $4.2 million, compared to the prior year on a pro-forma basis. The decrease in Adjusted EBITDA was primarily a result of a negative currency translation effect of $4.7 million when translating the results of euro, Swedish krona and sterling businesses into the U.S. dollar, which strengthened significantly against European currencies when compared to the prior year. On a like-for-like basis, Adjusted EBITDA increased 0.1% with strong performance from our Northern European and Spanish businesses offset by a more challenging quarter for our U.K. wholesale businesses.

Diversified Fresh Produce – Americas & ROW
Revenue for the three months ended September 30, 2022 increased 5.8%, or $26.1, million versus the prior year on a pro-forma basis. The increase was driven primarily by higher overall average selling prices, particularly in the North American market for potato and onion products.
Adjusted EBITDA for the three months ended September 30, 2022 was a loss of $0.7 million compared to Adjusted EBITDA of $4.3 million in the pro-forma comparative period, primarily due to a difficult end to the Chilean grape season driven by supply chain challenges, offset in part by strong performance in potato and onion products in North America.
Fresh Vegetables
Revenue for the three months ended September 30, 2022 decreased 5.2% or $16.9 million compared to the prior year on a pro-forma basis. Revenue was negatively impacted by lower volumes of value added salads. These decreases were partially offset by significantly stronger pricing in fresh packed products, as well as by improved pricing in value added salads.
Adjusted EBITDA for the three months ended September 30, 2022 was a loss of $9.0 million compared to Adjusted EBITDA of $0.9 million in the pro-forma comparative period. Adjusted EBITDA was negatively impacted by lower volumes, as well as by inflationary cost increases in freight, packaging materials, food ingredients and labor. Fresh Vegetables was also impacted by higher sourcing costs for vegetables due to weather-related events. These challenges in the value added salads business were partially offset by improved performance for fresh packed products.
Capital Expenditures
Capital expenditures for the nine months ended September 30, 2022 were $66.6 million, which included investments in farm renovations and glasshouse projects across our growing regions, the acquisition of an additional farm in Peru and ongoing investments in IT, logistics and efficiency projects in our warehouses and processing facilities.
Net Debt
Net Debt as of September 30, 2022 was $1.1 billion.
Outlook for Fiscal Year 2022 (forward-looking statement)
For fiscal year 2022, Dole is targeting:
•Revenue in the range of $9.1 billion to $9.4 billion
•Adjusted EBITDA at the lower end of the range of $330.0 million to $350.0 million
•Capital Expenditures of approximately $95.0 million (reflects a reduction from $110.0 million)
•Interest Expense of approximately $60.0 million
•Adjusted Effective tax rate in the range of 23% to 25%
The global economic environment remains dynamic, and we are currently seeing positive trends, along with some further challenges, as we progress through the final quarter of this financial year. Our focus remains on delivering operating efficiencies and being disciplined in our deployment of capital, while continuing to push for inflation-justified price increases. Our scale and wide geographic footprint, along with our diverse portfolio of healthy and nutritious products, leaves us well positioned as we move towards 2023.
For the full year, we now expect Adjusted EBITDA to be at the lower end of our previously guided range due to the ongoing challenges within our Fresh Vegetables segment, which has taken longer in its recovery, as well as the impact of the unusual supply chain challenges encountered in the third quarter at the end of the Chilean grape season in North America.
The above outlook includes non-GAAP financial measures. Please refer to the appendix of this release for an explanation and reconciliation of our historical non-GAAP financial measures used in this release to comparable GAAP financial measures.

Dividend
On November 16, 2022, the Board of Directors of Dole plc declared a cash dividend for the third quarter of 2022 of $0.08 per share, payable on January 6, 2023 to shareholders of record on December 16, 2022. A cash dividend of $0.08 per share was paid on October 7, 2022 for the second quarter of 2022.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the third quarter 2022 financial results. The webcast can be accessed within “Events and Presentations” on the company website, www.doleplc.com/investors.
An archived replay of the webcast will also be available shortly after the live event has concluded. The conference call can be accessed live by dialing +1 646 664 1960 in the U.S., or for international callers by dialing +44 203 936 2999. The access code is 716863.
A replay of the call will be available through November 24, 2022, by dialing +1 845 709 8569 in the U.S., or for international callers by dialing +44 203 936 3001. The replay access code is 303327.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Consolidated Statement of Operations - Unaudited

	Three Months Ended
	September 30, 2022	September 30, 2021	September 30, 2021
			Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,267,538	$1,942,185	$2,306,037
Cost of sales	(2,134,062)	(1,843,415)	(2,168,311)
Gross profit	133,476	98,770	137,726
Selling, marketing, general and administrative expenses	(116,326)	(110,213)	(121,698)
Merger, transaction and other related costs	—	(13,719)	—
Loss on disposal of businesses	—	(2,134)	(2,134)
Gain on asset sales	654	135	4,870
Operating income (loss)	17,804	(27,161)	18,764
Other income, net	9,312	7,167	15,441
Interest income	1,505	990	1,138
Interest expense	(17,095)	(9,341)	(11,431)
Income (loss) before income taxes and equity earnings	11,526	(28,345)	23,912
Income tax benefit	34,778	3,401	4,091
Equity method earnings	300	3,381	7,901
Net income (loss)	46,604	(21,563)	35,904
Less: Net income attributable to noncontrolling interests	(6,767)	(6,953)	(7,270)
Net income (loss) attributable to Dole plc	$39,837	$(28,516)	$28,634

Net income (loss) per share attributable to Dole plc – basic	$0.42	$(0.35)	$0.30
Net income (loss) per share attributable to Dole plc – diluted	$0.42	$(0.35)	$0.30
Weighted average shares outstanding – basic	94,891	82,166	94,878
Weighted average shares outstanding – diluted	94,908	82,166	95,030

	Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2021
			Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$6,872,655	$4,202,922	$7,034,192
Cost of sales	(6,435,233)	(3,917,484)	(6,449,848)
Gross profit	437,422	285,438	584,344
Selling, marketing, general and administrative expenses	(364,043)	(249,593)	(383,338)
Merger, transaction and other related costs	—	(28,814)	—
Gain (loss) on disposal of businesses	242	(595)	(595)
Gain on asset sales	9,075	262	12,381
Operating income	82,696	6,698	212,792
Other income, net	20,434	7,867	19,812
Interest income	4,596	1,826	3,209
Interest expense	(41,724)	(14,187)	(34,385)
Income before income taxes and equity earnings	66,002	2,204	201,428
Income tax benefit (expense)	28,355	(4,838)	(41,971)
Equity method earnings	4,028	44,018	17,597
Net income	98,385	41,384	177,054
Less: Net income attributable to noncontrolling interests	(18,670)	(19,352)	(21,225)
Net income attributable to Dole plc	$79,715	$22,032	$155,829

Net income per share attributable to Dole plc – basic	$0.84	$0.34	$1.64
Net income per share attributable to Dole plc – diluted	$0.84	$0.34	$1.64
Weighted average shares outstanding – basic	94,882	64,516	94,878
Weighted average shares outstanding – diluted	94,915	64,723	95,030

Consolidated Balance Sheets - Unaudited

	September 30, 2022	December 31, 2021

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$221,476	$250,561
Short-term investments	5,090	6,115
Trade receivables, net of allowances for credit losses of $19,801 and $22,064, respectively	567,931	719,114
Grower advance receivables, net of allowances for credit losses of $10,650 and $9,606, respectively	149,086	72,350
Other receivables, net of allowances for credit losses of $14,235 and $14,066, respectively	156,087	125,908
Inventories, net of allowances of $1,949 and $7,447, respectively	451,926	410,737
Prepaid expenses	56,134	45,339
Other current assets	27,694	11,011
Assets held-for-sale	80	200
Total current assets	1,635,504	1,641,335
Long-term investments	17,347	23,433
Investments in unconsolidated affiliates	115,952	128,407
Actively marketed property	36,842	50,364
Property, plant and equipment, net of accumulated depreciation of $367,856 and $283,677, respectively	1,323,421	1,430,850
Operating lease right-of-use assets	358,699	368,632
Goodwill	487,524	511,333
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $112,087 and $117,499, respectively	52,103	62,046
Other assets	147,017	98,917
Deferred income tax assets	47,179	46,371
Total assets	$4,527,868	$4,667,968
LIABILITIES AND EQUITY
Accounts payable	$657,116	$696,766
Income taxes payable	17,190	10,316
Accrued liabilities	474,865	464,931
Bank overdrafts	20,284	9,395
Notes payable and current portion of long-term debt, net	78,984	51,785
Current maturities of operating leases	86,563	73,046
Other tax	27,296	35,212
Contingent consideration	1,700	2,958
Pension and postretirement benefits	16,873	17,664
Dividends payable and other current liabilities	19,313	9,078
Total current liabilities	1,400,184	1,371,151
Long-term debt, net	1,208,152	1,297,808
Operating leases, less current maturities	278,429	305,714
Deferred income tax liabilities	150,374	145,689
Income tax payable, less current portion	30,501	40,439
Contingent consideration, less current portion	4,729	4,302
Pension and postretirement benefits, less current portion	135,790	152,149
Other long-term liabilities	62,507	105,310
Total liabilities	$3,270,666	$3,422,562
Commitments and contingent liabilities (See Note 16)
Redeemable noncontrolling interests	31,770	32,776
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized and 94,899 and 94,878 shares outstanding as of September 30, 2022 and December 31, 2021, respectively	949	950
Additional paid-in capital	793,521	792,223
Retained earnings	470,125	413,335
Accumulated other comprehensive loss	(154,137)	(125,919)
Total equity attributable to Dole plc	1,110,458	1,080,589
Equity attributable to noncontrolling interests	114,974	132,041
Total equity	1,225,432	1,212,630
Total liabilities, redeemable noncontrolling interests and equity	$4,527,868	$4,667,968

Consolidated Statements of Cash Flows - Unaudited

	Nine Months Ended
	September 30, 2022	September 30, 2021

Operating Activities	(U.S. Dollars in thousands)
Net income	$98,385	$41,384
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	97,827	42,537
Incremental charges on purchase accounting valuation of biological assets and inventory	40,464	29,180
Asset write-offs and net gain on sale of assets	(9,075)	—
Net gain on financial instruments	(1,482)	(2,795)
Stock-based compensation expense	3,118	—
Equity method earnings	(4,028)	(36,998)
Net (gain) loss on disposal of businesses	(242)	595
Amortization of debt discounts and debt issuance costs	4,546	904
(Benefit) provision for deferred income taxes and other tax-related liabilities	(49,823)	221
Pension and other postretirement benefit plan benefit cost	482	232
Fair value movement on contingent consideration	64	1,130
Dividends received from equity method investees	7,632	10,715
Net gain on acquisitions and disposals of equity method investments	—	(7,020)
Other	(617)	859
Changes in operating assets and liabilities:
Receivables, net of allowances	(35,896)	(120,091)
Inventories	(60,647)	(50,454)
Operating lease liabilities	3,703	6,055
Accrued and other current and long-term liabilities	27,144	64,286
Cash flow provided by (used in) operating activities	121,555	(19,260)
Investing Activities
Sales of assets	27,764	13,869
Capital expenditures	(66,582)	(32,790)
Acquisitions, net of cash acquired	(4,886)	99,733
Insurance proceeds	2,278	10,217
Purchases of investments	(414)	(1,186)
Investments in unconsolidated affiliates	(801)	(909)
Proceeds from sale of investments in unconsolidated affiliates	—	10,607
Other	25	(1,343)
Cash flow (used in) provided by investing activities	(42,616)	98,198
Financing Activities
Proceeds from borrowings and overdrafts	1,008,423	1,714,671
Repayments on borrowings and overdrafts	(1,050,928)	(2,056,485)
Payment of debt issuance costs	(265)	(21,108)
Dividends paid to shareholders	(22,770)	(17,092)
Dividends paid to noncontrolling interests	(20,981)	(20,444)
Payments of contingent consideration	(2,451)	—
Proceeds from exercise of share options	—	8,012
Proceeds received from issuance of common stock in initial public offering, net of issuance costs	—	398,876
Cash flow (used in) provided by financing activities	(88,972)	6,430
Effect of foreign currency exchange rate changes on cash	(19,052)	(11,657)
(Decrease) increase in cash and cash equivalents	(29,085)	73,711
Cash and cash equivalents at beginning of period	250,561	160,503
Cash and cash equivalents at end of period	$221,476	$234,214

Reconciliation from Net Income to Adjusted EBITDA - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended
	September 30, 2022	September 30, 2021	September 30, 2021
			Pro-forma
	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$46,604	$(21,563)	$35,904
Income tax benefit	(34,778)	(3,401)	(4,091)
Interest expense	17,095	9,341	11,431
Merger, transaction and other related costs	—	13,719	—
Mark to market (gains) losses	2,310	(2,921)	(2,572)
(Gain) on asset sales	(530)	—	(4,610)
Produce recalls	(442)	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	5,520	29,180	—
Other items[4]	(532)	(1,201)	(13,133)
Adjustments from equity method investments	1,602	2,357	1,164
Adjusted EBIT (Non-GAAP)	36,849	25,511	24,093
Depreciation	30,424	21,103	29,368
Amortization of intangible assets	2,633	2,649	2,664
Depreciation and amortization adjustments from equity method investments	3,074	5,675	1,925
Adjusted EBITDA (Non-GAAP)	$72,980	$54,938	$58,050

4 For the three months ended September 30, 2022, other items is comprised of $1.0 million of restructuring and legal adjustments, partially offset by $0.5 million in asset write-downs, net of insurance proceeds. For the three months ended September 30, 2021, other items is comprised of $3.3 million in net gains on equity method acquisitions, partially offset by $2.1 million in losses on disposal of businesses, and on a pro-forma basis, it is comprised of $0.1 million in adjustments to restructuring and legal costs, $9.8 million in insurance proceeds, net of asset write-downs, and $5.3 million in gains on equity method acquisitions and disposals, partially offset by $2.1 million in losses on the disposal of a business.

	Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2021
			Pro-forma
	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$98,385	$41,384	$177,054
Income tax (benefit) expense	(28,355)	4,838	41,971
Interest expense	41,724	14,187	34,385
Merger, transaction and other related costs	—	28,814	—
Mark to market (gains)	(5,819)	(1,856)	(3,835)
(Gain) on asset sales	(8,346)	—	(9,292)
Produce recalls	15,809	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	40,464	29,180	—
Other items[5]	(1,283)	(6,441)	(13,557)
Adjustments from equity method investments	4,926	45,406	4,287
Adjusted EBIT (Non-GAAP)	157,505	155,512	231,013
Depreciation	89,579	34,316	86,681
Amortization of intangible assets	8,248	8,221	8,236
Depreciation and amortization adjustments from equity method investments	7,998	30,966	6,539
Adjusted EBITDA (Non-GAAP)	$263,330	$229,015	$332,469

5 For the nine months ended September 30, 2022, other items is comprised of $1.0 million in legal and restructuring adjustments and $0.3 million in gains on disposal of businesses. For the nine months ended September 30, 2021, other items is comprised of $7.0 million in net gains on equity method acquisitions and disposals, partially offset by $0.6 million in losses on disposal of businesses, and on a pro-forma basis it is comprised of $19.4 million in insurance proceeds, net of asset-write downs, and $9.0 million in net gains on equity method acquisitions and disposals, partially offset by $14.2 million in net restructuring and legal costs and $0.6 in losses on disposal of businesses.

Reconciliation from Net Income attributable to Dole plc shareholders to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended
	September 30, 2022	September 30, 2021	September 30, 2021
			Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc (Reported GAAP)	$39,837	$(28,516)	$28,634
Adjustments:
Amortization of intangible assets	2,633	2,649	2,664
Merger, transaction and other related costs	—	13,719	—
Mark to market (gains) losses	2,310	(2,921)	(2,572)
(Gain) on asset sales	(530)	—	(4,610)
Produce recalls	(442)	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	5,520	29,180	—
Other items[6]	(532)	(1,201)	(13,133)
Adjustments from equity method investments	628	(721)	972
Income tax on items above and discrete tax items	(35,017)	(5,345)	(8,621)
NCI impact on items above	(878)	(885)	(927)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$13,529	$5,959	$2,407

Adjusted earnings per share – basic (Non-GAAP)	$0.14	$0.07	$0.03
Adjusted earnings per share – diluted (Non-GAAP)	$0.14	$0.07	$0.03
Weighted average shares outstanding – basic	94,891	82,166	94,878
Weighted average shares outstanding – diluted	94,908	82,166	95,030
6For the three months ended September 30, 2022, other items is comprised of $1.0 million of restructuring and legal adjustments, partially offset by $0.5 million in asset write-downs, net of insurance proceeds. For the three months ended September 30, 2021, other items is comprised of $3.3 million in net gains on equity method acquisitions, partially offset by $2.1 million in losses on disposal of businesses, and on a pro-forma basis, it is comprised of $0.1 million in adjustments to restructuring and legal costs, $9.8 million in insurance proceeds, net of asset write-downs, and $5.3 million in gains on equity method acquisitions and disposals, partially offset by $2.1 million in losses on the disposal of a business.

	Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2021
			Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)
Net income attributable to Dole plc (Reported GAAP)	$79,715	$22,032	$155,829
Adjustments:
Amortization of intangible assets	8,248	8,221	8,236
Merger, transaction and other related costs	—	28,814	—
Mark to market (gains)	(5,819)	(1,856)	(3,835)
(Gain) on asset sales	(8,346)	—	(9,292)
Produce recalls	15,809	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	40,464	29,180	—
Other items[7]	(1,283)	(6,441)	(13,557)
Adjustments from equity method investments	1,918	703	2,462
Income tax on items above and discrete tax items	(45,389)	(4,807)	(9,390)
NCI impact on items above	(2,289)	(2,724)	(2,766)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$83,028	$73,122	$127,687

Adjusted earnings per share – basic (Non-GAAP)	$0.88	$1.13	$1.35
Adjusted earnings per share – diluted (Non-GAAP)	$0.87	$1.13	$1.34
Weighted average shares outstanding – basic	94,882	64,516	94,878
Weighted average shares outstanding – diluted	94,915	64,723	95,030

7 For the nine months ended September 30, 2022, other items is comprised of $1.0 million in legal and restructuring adjustments and $0.3 million in gains on disposal of businesses. For the nine months ended September 30, 2021, other items is comprised of $7.0 million in net gains on equity method acquisitions and disposals, partially offset by $0.6 million in losses on disposal of businesses, and on a pro-forma basis it is comprised of $19.4 million in insurance proceeds, net of asset-write downs, and $9.0 million in net gains on equity method acquisitions and disposals, partially offset by $14.2 million in net restructuring and legal costs and $0.6 in losses on disposal of businesses.

Supplemental Reconciliation from Net Income attributable to Dole plc shareholders to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended September 30, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[8]	Operating Income
Reported (GAAP)	$2,267,538	(2,134,062)	133,476	5.9%	(116,326)	654	$17,804
Amortization of intangible assets	—	—	—		2,633	—	2,633
Merger, transaction and other related costs	—	—	—		—	—	—
Mark to market (gains) losses	—	7,729	7,729		—	—	7,729
(Gain) on asset sales	—	—	—		—	(530)	(530)
Produce recalls	—	(442)	(442)		—	—	(442)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	5,520	5,520		—	—	5,520
Other items	—	509	509		(1,041)	—	(532)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,267,538	(2,120,746)	146,792	6.5%	(114,734)	124	$32,182

	Three Months Ended September 30, 2021 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[9]	Operating Income (Loss)
Reported (GAAP)	$1,942,185	(1,843,415)	98,770	5.1%	(110,213)	(15,718)	$(27,161)
Amortization of intangible assets	—	—	—		2,649	—	2,649
Merger, transaction and other related costs	—	—	—		—	13,719	13,719
Mark to market (gains) losses	—	275	275		—	—	275
(Gain) on asset sales	—	—	—		—	—	—
Produce recalls	—	—	—		—	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	29,180	29,180		—	—	29,180
Other items	—	(16)	(16)		—	2,134	2,118
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$1,942,185	(1,813,976)	128,209	6.6%	(107,564)	135	$20,780
8 Other operating charges for the three months ended September 30, 2022 is comprised of a gain on asset sales of $0.7 million, as reported on the Dole plc GAAP Consolidated Statements of Operations.
9 Other operating charges for the three months ended September 30, 2021 is comprised of merger, transaction and other related costs of $13.7 million and losses from disposal of businesses of $2.1 million, partially offset by gain on asset sales of $0.1 million, as reported on the Dole plc the GAAP Consolidated Statements of Operations.

	Three Months Ended September 30, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax benefit (expense)	Equity earnings	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$9,312	1,505	(17,095)	34,778	300	46,604	$(6,767)
Amortization of intangible assets	—	—	—	—	—	2,633	—
Merger, transaction and other related costs	—	—	—	—	—	—	—
Mark to market (gains) losses	(5,419)	—	—	—	—	2,310	—
(Gain) on asset sales	—	—	—	—	—	(530)	—
Produce recalls	—	—	—	—	—	(442)	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—	—	—	5,520	—
Other items	—	—	—	—	—	(532)	—
Adjustments from equity method investments	—	—	—	—	628	628	—
Income tax on items above and discrete tax items	—	—	—	(34,916)	(101)	(35,017)	—
NCI impact on items above	—	—	—	—	—	—	(878)
Adjusted (Non-GAAP)	$3,893	1,505	(17,095)	(138)	827	21,174	$(7,645)

	Three Months Ended September 30, 2021 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax benefit (expense)	Equity earnings	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$7,167	990	(9,341)	3,401	3,381	(21,563)	$(6,953)
Amortization of intangible assets	—	—	—	—	—	2,649	—
Merger, transaction and other related costs	—	—	—	—	—	13,719	—
Mark to market (gains) losses	(3,196)	—	—	—	—	(2,921)	—
(Gain) on asset sales	—	—	—	—	—	—	—
Produce recalls	—	—	—	—	—	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—	—	—	29,180	—
Other items	—	—	—	—	(3,319)	(1,201)	—
Adjustments from equity method investments	—	—	—	—	(721)	(721)	—
Income tax on items above and discrete tax items	—	—	—	(5,706)	361	(5,345)	—
NCI impact on items above	—	—	—	—	—	—	(885)
Adjusted (Non-GAAP)	$3,971	990	(9,341)	(2,305)	(298)	13,797	$(7,838)

	Three Months Ended September 30, 2022		Three Months Ended September 30, 2021
	(U.S. Dollars and shares in thousands, except per share amounts)		(U.S. Dollars and shares in thousands, except per share amounts)
	Net income attributable to Dole plc	Diluted net income per share	Net income (loss) attributable to Dole plc	Diluted net income (loss) per share
Reported (GAAP)	$39,837	$0.42	$(28,516)	$(0.35)
Amortization of intangible assets	2,633		2,649
Merger, transaction and other related costs	—		13,719
Mark to market (gains) losses	2,310		(2,921)
(Gain) on asset sales	(530)		—
Produce recalls	(442)		—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	5,520		29,180
Other items	(532)		(1,201)
Adjustments from equity method investments	628		(721)
Income tax on items above and discrete tax items	(35,017)		(5,345)
NCI impact on items above	(878)		(885)
Adjusted (Non-GAAP)	$13,529	$0.14	$5,959	$0.07

Weighted average shares outstanding – diluted	94,908		82,166

	Nine Months Ended September 30, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[10]	Operating Income
Reported (GAAP)	$6,872,655	(6,435,233)	437,422	6.4%	(364,043)	9,317	$82,696
Amortization of intangible assets	—	—	—		8,248	—	8,248
Merger, transaction and other related costs	—	—	—		—	—	—
Mark to market (gains)	—	2,372	2,372		—	—	2,372
(Gain) on asset sales	—	—	—		—	(8,346)	(8,346)
Produce recalls	—	15,809	15,809		—	—	15,809
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	40,464	40,464		—	—	40,464
Other items	—	—	—		(1,015)	(268)	(1,283)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$6,872,655	(6,376,588)	496,067	7.2%	(356,810)	703	$139,960

	Nine Months Ended September 30, 2021 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[11]	Operating Income
Reported (GAAP)	$4,202,922	(3,917,484)	285,438	6.8%	(249,593)	(29,147)	$6,698
Amortization of intangible assets	—	—	—		8,221	—	8,221
Merger, transaction and other related costs	—	—	—		—	28,814	28,814
Mark to market (gains)	—	(2,096)	(2,096)		—	—	(2,096)
(Gain) on asset sales	—	—	—		—	—	—
Produce recalls	—	—	—		—	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	29,180	29,180		—	—	29,180
Other items	—	(16)	(16)		—	595	579
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$4,202,922	(3,890,416)	312,506	7.4%	(241,372)	262	$71,396

10 Other operating charges for the nine months ended September 30, 2022 is comprised of gain on asset sales of $9.1 million and gain on disposal of businesses of $0.2 million, as reported on the Dole plc the GAAP Consolidated Statements of Operations.
11 Other operating charges for the nine months ended September 30, 2021 is comprised of merger, transaction and other related costs of $28.8 million and a loss on disposal of a business of $0.6 million, partially offset by a gain on asset sales of $0.3 million, as reported on the Dole plc the GAAP Consolidated Statements of Operations.

	Nine Months Ended September 30, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax benefit (expense)	Equity earnings	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$20,434	4,596	(41,724)	28,355	4,028	98,385	$(18,670)
Amortization of intangible assets	—	—	—	—	—	8,248	—
Merger, transaction and other related costs	—	—	—	—	—	—	—
Mark to market (gains)	(8,191)	—	—	—	—	(5,819)	—
(Gain) on asset sales	—	—	—	—	—	(8,346)	—
Produce recalls	—	—	—	—	—	15,809	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—	—	—	40,464	—
Other items	—	—	—	—	—	(1,283)	—
Adjustments from equity method investments	—	—	—	—	1,918	1,918	—
Income tax on items above and discrete tax items	—	—	—	(45,081)	(308)	(45,389)	—
NCI impact on items above	—	—	—	—	—	—	(2,289)
Adjusted (Non-GAAP)	$12,243	4,596	(41,724)	(16,726)	5,638	103,987	$(20,959)

	Nine Months Ended September 30, 2021 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity earnings	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$7,867	1,826	(14,187)	(4,838)	44,018	41,384	$(19,352)
Amortization of intangible assets	—	—	—	—	—	8,221	—
Merger, transaction and other related costs	—	—	—	—	—	28,814	—
Mark to market (gains)	240	—	—	—	—	(1,856)	—
(Gain) on asset sales	—	—	—	—	—	—	—
Produce recalls	—	—	—	—	—	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—	—	—	29,180	—
Other items	—	—	—	—	(7,020)	(6,441)	—
Adjustments from equity method investments	—	—	—	—	703	703	—
Income tax on items above and discrete tax items	—	—	—	(6,497)	1,690	(4,807)	—
NCI impact on items above	—	—	—	—	—	—	(2,724)
Adjusted (Non-GAAP)	$8,107	1,826	(14,187)	(11,335)	39,391	95,198	$(22,076)

	Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2021
	(U.S. Dollars and shares in thousands, except per share amounts)		(U.S. Dollars and shares in thousands, except per share amounts)
	Net income attributable to Dole plc	Diluted net income per share	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$79,715	$0.84	$22,032	$0.34
Amortization of intangible assets	8,248		8,221
Merger, transaction and other related costs	—		28,814
Mark to market (gains)	(5,819)		(1,856)
(Gain) on asset sales	(8,346)		—
Produce recalls	15,809		—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	40,464		29,180
Other items	(1,283)		(6,441)
Adjustments from equity method investments	1,918		703
Income tax on items above and discrete tax items	(45,389)		(4,807)
NCI impact on items above	(2,289)		(2,724)
Adjusted (Non-GAAP)	$83,028	$0.87	$73,122	$1.13

Weighted average shares outstanding – diluted	94,915		64,723
Net Debt Reconciliation
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt as of September 30, 2022 is presented below. Net Debt as of September 30, 2022 was $1.1 billion.

September 30, 2022
(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$221,476
Debt (Reported GAAP):
Long-term debt, net	(1,208,152)
Current maturities	(78,984)
Bank overdrafts	(20,284)
Total debt, net	(1,307,420)
Less: Debt discounts and debt issuance costs (Reported GAAP)	(18,724)
Total gross debt	(1,326,144)
Net Debt (Non-GAAP)	$(1,104,668)

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Adjusted Effective tax rate, Net Debt, pro-forma Adjusted EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income and pro-forma Adjusted Earnings per Share, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) subtracting the income tax expense or adding the income tax benefit; (2) subtracting interest expense; (3) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; and (5) adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.
Adjusted EBITDA is calculated from GAAP net income by: (1) subtracting the income tax expense or adding the income tax benefit; (2) subtracting interest expense; (3) subtracting depreciation charges; (4) subtracting amortization charges; (5) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (6) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; and (7) adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) subtracting amortization charges; (2) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (3) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; (4) adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings; (5) excluding the tax effect of these items and discrete tax adjustments; and (6) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Adjusted Effective tax rate is calculated from the GAAP effective tax rate by: (1) adjusting the tax impact for each adjustment from GAAP net income attributable to Dole plc to Adjusted Net Income as described above; and (2) subtracting the impact from discrete tax adjustments, including uncertain tax positions.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP debt discounts and debt issuance costs.

Pro-forma EBIT is calculated from pro-forma net income by adding pro-forma interest expense and adding the pro-forma income tax expense or subtracting the pro-forma income tax benefit, as well as including the following pro-forma adjustments: (1) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (2) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; and (3) adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.
Pro-forma Adjusted EBITDA is calculated from pro-forma EBIT by including the following pro-forma adjustments: (1) adding depreciation charges; and (2) adding amortization charges. It also includes the effect of the Company’s share of these listed items within investments accounted for under the equity method.
Pro-forma Adjusted Net Income is calculated from pro-forma net income attributable to Dole plc by include the following pro-forma adjustments: (1) subtracting amortization charges; (2) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (3) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; (4) adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings; (5) it excludes the tax effect of these items and discrete tax adjustments; and (6) excluding the effect of these items attributable to non-controlling interests.
Pro-forma Adjusted Earnings per Share is calculated from pro-forma Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Adjusted EBIT, pro-forma EBIT, Adjusted EBITDA, pro-forma Adjusted EBITDA, Adjusted Net Income, pro-forma Adjusted Net Income, Adjusted EPS, Adjusted Effective tax rate, Net Debt and pro-forma Adjusted EPS are not measurements of Dole plc financial performance under U.S. GAAP and should not be considered as alternatives to net income attributable to Dole plc, net income, income before income taxes and equity earnings or any other performance measures derived in accordance with U.S. GAAP. Additionally, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income and pro-forma Adjusted EPS are not intended to be liquidity measures because of certain limitations such as:
•They do not reflect Dole plc’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•They do not reflect changes in, or cash requirements for, Dole plc’s working capital needs;
•They do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on Dole plc’s debt; and
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP financial measures do not reflect cash requirements for such replacements.
Because of these limitations, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS should not be considered as measures of discretionary cash available to Dole plc to invest in the growth of its and Dole plc’s business.
Further, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS as used herein may not be calculated in a similar manner to, and are therefore not necessarily comparable with, similarly titled measures of other companies. However, we have included pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS herein because Dole plc’s management believes that pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS are useful performance measures.
Dole is not able to provide a reconciliation for projected FY'22 Adjusted EBITDA and Adjusted Effective tax rate without undertaking unreasonable efforts.

Pro-forma Methodology
The methodology used to prepare the unaudited pro-forma consolidated financial statements for Dole plc to show the estimated effects of the acquisition of DFC by TP and the IPO and refinancing as if they had occurred on January 1, 2020 and is consistent with how the pro-forma financial statements were prepared in the F-1. The results for the three and nine months ended September 30, 2022 are based on the Company's consolidated statutory results and therefore are not pro-forma adjusted.
1.All associated transaction costs reflected on January 1, 2020. As such, no transaction costs are included within the pro-forma numbers discussed below.
2.Effective tax rate of 25% for the nine months ended September 30, 2021.
3.Applying the results of the Purchase Price Allocation (“PPA”) exercise, acquisition accounting and debt refinancing to January 1, 2020:
a.Q3 2021 year to date pro-forma results reflect a reduction in the depreciation charge of $3.0 million. This is a function of the asset values increasing as a result of the PPA exercise offset by an increase in the estimated useful lives of the assets.
b.The interest expense for Q3 2021 reflects the outcome of the refinancing.
4.TP’s pickup of its 45.0% share of DFC’s net income has been eliminated.
5.EPS is calculated using shares in issue following the IPO and additional share issuances.
6.There is a year to date adjustment in Q3 2021 of $9.7 million to reflect estimated ongoing incremental public company costs of $14.0 million annualized.
See reconciliation of pro-forma results for the three and six months ended June 30, 2021 below.
Pro-forma Reconciliation (Unaudited) – for the three months ended September 30, 2021

	TP	DFC	Dole plc	FV & Intercompany Adjustment	Transaction Costs	Ongoing plc Costs	Debt Adjustment	Tax Adjustment	Pro-forma Financial Statements
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$1,186,965	1,134,459	2,321,424	(15,387)	—	—	—	—	$2,306,037
Cost of sales	(1,092,529)	(1,092,073)	(2,184,602)	16,291	—	—	—	—	(2,168,311)
Gross profit	94,436	42,386	136,822	904	—	—	—	—	137,726
Selling, marketing and general and administrative expenses	(75,236)	(50,812)	(126,048)	5	4,045	300	—	—	(121,698)
Merger, transaction, and other related costs	(7,558)	1,798	(5,760)	—	5,760	—	—	—	—
Gain on disposal of businesses	(2,134)	—	(2,134)	—	—	—	—	—	(2,134)
Gain on asset sales	(127)	4,997	4,870	—	—	—	—	—	4,870
Operating income (loss)	9,381	(1,631)	7,750	909	9,805	300	—	—	18,764
Other income (expense), net	2,085	12,384	14,469	972	—	—	—	—	15,441
Interest income	496	642	1,138	—	—	—	—	—	1,138
Interest expense	(6,546)	(8,841)	(15,387)	—	—	—	3,956	—	(11,431)
Income (loss) before income taxes and equity earnings	5,416	2,554	7,970	1,881	9,805	300	3,956	—	23,912
Income tax (expense) benefit	(5,823)	12,387	6,564	277	—	(94)	(1,245)	(1,411)	4,091
Equity in net earnings of investments accounted for under the equity method	3,720	(378)	3,342	4,559	—	—	—	—	7,901
Net income (loss)	3,313	14,563	17,876	6,717	9,805	206	2,711	(1,411)	35,904
Less: Net income attributable to noncontrolling interests	(6,570)	(700)	(7,270)	—	—	—	—	—	(7,270)
Net income (loss) attributable to Dole plc	$(3,257)	13,863	10,606	6,717	9,805	206	2,711	(1,411)	$28,634

Earnings per share:
Net income per share - basic									$0.30
Net income per share - diluted									$0.30
Weighted average shares outstanding
Basic									94,878
Diluted									95,030

Pro-forma Reconciliation (Unaudited) – for the nine months ended September 30, 2021

	TP	DFC	Dole plc	FV & Intercompany Adjustment	Transaction Costs	Ongoing plc Costs	Debt Adjustment	Tax Adjustment	Pro-forma Financial Statements
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$3,447,702	3,639,104	7,086,806	(52,614)	—	—	—	—	$7,034,192
Cost of sales	(3,166,598)	(3,338,768)	(6,505,366)	55,518	—	—	—	—	(6,449,848)
Gross profit	281,104	300,336	581,440	2,904	—	—	—	—	584,344
Selling, marketing and general and administrative expenses	(214,616)	(163,022)	(377,638)	5	4,045	(9,750)	—	—	(383,338)
Merger, transaction, and other related costs	(22,653)	—	(22,653)	—	22,653	—	—	—	—
Gain on disposal of businesses	(595)	—	(595)	—	—	—	—	—	(595)
Gain on asset sales	—	12,381	12,381	—	—	—	—	—	12,381
Operating income (loss)	43,240	149,695	192,935	2,909	26,698	(9,750)	—	—	212,792
Other income (expense), net	2,785	16,055	18,840	972	—	—	—	—	19,812
Interest income	1,332	1,877	3,209	—	—	—	—	—	3,209
Interest expense	(11,392)	(42,465)	(53,857)	—	—	—	19,472	—	(34,385)
Income (loss) before income taxes and equity earnings	35,965	125,162	161,127	3,881	26,698	(9,750)	19,472	—	201,428
Income tax (expense) benefit	(14,062)	(19,299)	(33,361)	277	—	3,066	(6,123)	(5,830)	(41,971)
Equity in net earnings of investments accounted for under the equity method	44,357	(313)	44,044	(26,447)	—	—	—	—	17,597
Net income (loss)	66,260	105,550	171,810	(22,289)	26,698	(6,684)	13,349	(5,830)	177,054
Less: Net income attributable to noncontrolling interests	(18,969)	(2,256)	(21,225)	—	—	—	—	—	(21,225)
Net income (loss) attributable to Dole plc	$47,291	103,294	150,585	(22,289)	26,698	(6,684)	13,349	(5,830)	$155,829

Earnings per share:
Net income per share - basic									$1.64
Net income per share - diluted									$1.64
Weighted average shares outstanding
Basic									94,878
Diluted									95,030